02039400

NO ACT
P.E 5-20-02
0-29669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

June 4, 2002

Michael Hyatte
Sidley Austin Brown & Wood LLP
1501 K Street, N.W.
Washington, D.C. 20005

Act 1934
Section
Rule 14A-8
Public Availability 6/4/2002

Re: OnLine Power Supply, Inc.
Incoming letter dated May 20, 2002

Dear Mr. Hyatte:

This is in response to your letter dated May 20, 2002 concerning the shareholder proposal submitted to OnLine Power Supply by Falcon Financial, Inc. and James F. Glaza. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Falcon Financial, Inc. and James F. Glaza
c/o
Timothy M. Dozois
Davis Wright Tremaine LLP
Suite 2300
1300 SW Fifth Avenue
Portland, OR 97201

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May 20, 2002

Paula M. Dubberly, Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: OnLine Power Supply, Inc. -- Shareholder Proposal

Dear Ms. Dubberly:

On behalf of our client, OnLine Power Supply, Inc. (OPS or Company), we are writing to request the Division's concurrence that a proposal received from Falcon Financial, Inc. and James F. Glaza may be excluded from the Company's proxy statement and form of proxy in conformity with rule 14a-8 under the Securities Exchange Act of 1934 (Exchange Act). OPS common stock is registered under section 12(g) of the Exchange Act.

Among the factual advice we have received from our client is that OPS has received the attached letter, dated April 23, 2002, from Timothy M. Dozois of Davis Wright Tremaine LLP representing Falcon Financial and James F. Glaza. The letter states that it is an "official notice of Falcon's intent to submit nominees for the board at this year's annual meeting." Counsel explains that the purpose of the notice is to allow OPS to "include notice of them in your notice to shareholders of the annual meeting and include the proposal on the agenda for the meeting." The letter concludes with a statement that Kenneth A. Cassady, Thomas L. Glaza, David Stein, and Gary A. Young are the persons Falcon Financial and James F. Glaza intend to nominate. James F. and Thomas L. Glaza are brothers. Thomas L. Glaza is a sitting member of the OPS board.

On March 18, 2002, James F. Glaza, Jeannette A. Glaza (his spouse), and Falcon Financial Services, Inc., filed preliminary proxy materials with the Commission, which were amended on May 7, 2002. Definitive proxy materials have not been filed to date. The Glaza-Falcon Financial Services proxy materials call for the election of

Cassady, Thomas L. Glaza, Stein, and Young to the OPS board. The Company recently brought suit against the Glazas and Falcon seeking injunctive relief alleging, among other things, that the preliminary materials have already been used for the actual solicitation of proxies in defiance of section 14(a) of the Exchange Act and regulation 14A.

Counsel's letter dated April 23 did not include the statements concerning share ownership required by rule 14a-8(b) or otherwise make reference to the rule. Nonetheless, it appears to the Company that counsel's request for inclusion of the nominations within the materials OPS will provide to its shareholders for the annual meeting may be governed by rule 14a-8. OPS has concluded that under the circumstances it is prudent to treat the request as a shareholder proposal and to observe the procedures prescribed by rule 14a-8(j) before excluding the requested information. Accordingly, counsel's letter will for purposes of convenience be referred to as the "Proposal."

As explained below, we believe that the Company may exclude the Proposal from its proxy solicitation materials pursuant to rule 14a-8(i)(8). We are writing to seek your concurrence in out conclusion. We also seek a waiver of the 80-day requirement of rule 14a-8(j).

Keir Gumbs of your staff and I discussed this matter briefly in a telephone conversation on May 12, 2002.

We enclose six copies of this letter and the Proposal. In accordance with rule 14a-8(j)(1), a copy of our submission is simultaneously being sent to the proponents.

The Proposal May Be Excluded Under Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows the exclusion of a shareholder proposal if it "relates to an election for membership on the company's board of directors." The Commission has commented that "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules... are applicable thereto." Securities Exchange Act Release No. 34-12598 (July 7, 1976). More recently, in connection with the comprehensive changes to the proxy rules effected in 1992, the Commission observed that admitting shareholder proposals "to require the company to include shareholder nominees would represent a substantial change in the Commission's proxy rules." Securities Exchange Act Release No. 34-31326 (October 16, 1992).

The Commission's staff has unvaryingly applied these principles to concur in the exclusion of any proposal requiring the election of named persons (or persons from a particular group) to a company's board of directors. Examples of these applications include *CNA Financial Corporation* (February 15, 1983), allowing omission of a proposal requiring the appointment of three non-management shareholders to the board; *Tylan Corporation* (September 25, 1987), allowing exclusion of a resolution calling for a slate to represent the interests of outside and minority employee shareholders, employees, and bank lenders; and, *Bull and Bear U.S. Government Securities Fund, Inc.* (July 16, 1998), permitting exclusion of a proposal calling for the election of a named person.

The Proposal, calling for the nomination of Cassady, Stein, and Young and the reelection of Thomas L. Glaza, explicitly and unambiguously relates to "an election for membership on the company's board of directors." Under rule 14a-8(i)(8), OPS may properly exclude the Proposal from its proxy materials for its 2002 annual meeting of shareholders.

Waiver of 14a-8(j) Deadline

Rule 14a-8(j) normally requires that a company wishing to omit a shareholder proposal from its proxy materials must submit its reasons to the Commission not less than 80 days before the filing of definitive proxy materials. A dispensation is available, however, if the company shows good cause that the 80-day schedule was not met. The Company believes that the circumstances of this case show good cause and therefore requests a waiver of the 80-day rule.

Rule 14a-8(e) calls for shareholder proposals to be submitted to the company not later than 120 days before the date corresponding to the date of the company's released definitive proxy materials in the preceding year. In the Company's case, this date would have been January 21, 2002. On a normal schedule, the proposal would have been untimely by more than 90 days. For reasons including the insurgent proxy solicitation and other matters described in OPS's annual report on form 10-K under "Legal Proceedings," the Company's annual meeting has been postponed until July 18, 2002. Because the delay in the annual meeting is less than 30 days from the corresponding date of the 2001 annual meeting, rule 14a-8(e) would not operate to allow the proposal to be deemed timely if received "a reasonable time" before definitive proxy materials are printed and mailed to shareholders. Under the circumstances, the Company's submission of its reasons for excluding the Proposal should be considered timely and not subjected to the 80-day rule.

The Company intends to print and mail definitive proxy materials not later than June 18, 2002. The 80-day rule would then have required submission of the Company's reasons for exclusion of the Proposal by March 29, more than three weeks before April 23, the date of counsel's letter to the Company on behalf of Falcon Financial and James F. Glaza. Enforcement of the 80-day rule in the Company's case would be possible only with a further delay in the conduct of the annual shareholder meeting. In view of these matters, we believe that the Company has had good cause for a dispensation from the normal 80-day rule.

Under comparable recent circumstances, the Division has waived the 80-day rule of 14a-8(j). In both *Motorola, Inc.* (March 5, 2001), and *Wabash National Corporation* (March 29, 2000), shareholders submitted proposals to the company less than 120 days from the proposed release of proxy materials. Responding to no-action requests dated approximately a month after the companies' receipt of the untimely proposals, as is the case here, the Division agreed to waive the 80-day rule.

We also note that the Company has decided not to pursue a claim of untimeliness under rule 14a-8 as a ground for exclusion of the Proposal. With this in mind, we believe that it would be harmfully prejudicial to the Company and it shareholders to insist on application of the 80-day requirement to OPS, as the only means to satisfy the rule would be through further postponement of the annual meeting of shareholders.

Conclusion

In view of the foregoing, we respectfully request the Division's advice that it will not recommend enforcement action against the Company for omission of the Proposal from its 2002 proxy materials. We also request concurrence that, in view of the circumstances, the 80-day rule of rule 14a-8(j) is waived.

If the Division should disagree with any of the conclusions described here, we would appreciate the opportunity to discuss the matters in question before the publication of the Division's response. If you have any questions or require further information, please telephone me at (202) 736-8012. Thank you for your prompt attention.

Sincerely,

Michael Hyatte

Michael Hyatte
Admitted only in Illinois

Enclosures

LAWYERS

Davis Wright Tremaine LLP

ANCHORAGE BELLEVUE HONOLULU LOS ANGELES NEW YORK PORTLAND SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, D.C.

TIMOTHY M. DOZOIS
Direct (503) 778-5422
timdozois@dwt.com

SUITE 2300
1300 SW FIFTH AVENUE
PORTLAND, OR 97201-5682

TEL (503) 241-2300
FAX (503) 778-5299
www.dwt.com

April 23, 2002

Richard Millspaugh, Secretary
Online Power Supply, Inc.
8100 S. Akron St. #308
Englewood, CO 80112

Re: Nominees for the Board of Directors

Dear Mr. Millspaugh:

As you may know, we represent Falcon Financial, Inc. and James F. Glaza (collectively, "Falcon") in their effort to solicit proxies from the shareholders of Online Power Supply, Inc. (the "Company") in order to elect a new board. We write to you at this point in order to give you official notice of Falcon's intent to submit nominees for the board at this year's annual meeting.

Although under the Company's bylaws and Nevada Revised Statutes any business may be brought before the annual meeting, we write to give you official notice of Falcon's intended proposals, so that you may include notice of them in your notice to shareholders of the annual meeting and include the proposal on the agenda for the meeting (we realize that you have received actual notice of this intent, but we want to make the notice formal).

Falcon will nominate the following four directors for election to the board of directors: KENNETH A. CASSADY, THOMAS L. GLAZA, DAVID STEIN, and GARY A.YOUNG. Of course, Mr. Thomas Glaza is a current member of the board, so Falcon will nominate him for re-election. Please call or write if you have any questions or comments.

Very truly yours,

Davis Wright Tremaine LLP

for

Timothy M. Dozois

TMD:CP:ds

F:\S\57688\1\LTRS\LTR TO SECRETARY.DOC
Portland

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: OnLine Power Supply, Inc.
Incoming letter dated May 20, 2002

The submission relates to nominations to OnLine Power Supply's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that OnLine Power Supply may exclude it under rule 14a-8(i)(8), as relating to an election to OnLine Power Supply's board of directors, and we will not recommend enforcement action to the Commission if OnLine Power Supply omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of OnLine Power Supply's nomination procedures, rule 14a-8 would not be implicated.

We note that OnLine Power Supply did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant OnLine Power Supply's request that the 80-day requirement be waived.

Sincerely,

Keir Devon Gumbs
Special Counsel